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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

EPIQ SYSTEMS, INC.

(In Thousands, except for Ratio)

	2010	2009	2008	2007	2006
Earnings
Net income	$13,929	$14,595	$13,836	$6,929	$35,131
Income tax expense	12,641	12,266	10,507	4,066	22,834
Fixed charges	5,335	4,023	3,505	13,882	15,349

Earnings available for fixed charges	31,905	30,884	27,848	24,877	73,314

Fixed Charges
Interest expense*	1,537	1,160	1,331	10,980	12,023
Amortization of deferred loan charges	393	314	426	993	1,445
Estimated interest expense in leases	3,405	2,549	1,748	1,909	1,881

Total fixed charges	$5,335	$4,023	$3,505	$13,882	$15,349

Ratio of Earnings to Fixed Charges	6.0	7.7	7.9	1.8	4.8

*
Interest included in fixed charges includes only interest on third party indebtedness and, accordingly, we have excluded accrued interest expense related to uncertain tax positions.

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  Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES EPIQ SYSTEMS, INC. (In Thousands, except for Ratio)